MAXCLEAN HOLDINGS LTD.

88 Yu Feng Road
Shuo Fang Town, New District
Wuxi City, Jiangsu Province
P.R. China

                                August 20, 2012

Via E-mail

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd. Registration Statement on Form F-1 Filed on August 1, 2012 CIK No. 0001550880

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated August 9, 2012, addressed to WONG, Siu Hong, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 2 to the Form F-1 (the “F-1 Amendment No.2”) and Exhibit 5.1 and Exhibit 8.2 previously filed on August 1, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 9. Undertakings

1.	Please provide the undertaking for registrants relying on Rule 430C, rather than Rule 430B.

Response
We have revised the disclosure in the Amendment No. 3 to the Form F-1 (“F-1 Amendment No. 3”). Please see the section “Item 9. Undertakings” in the redline version.

Opinion of Appleby

2.
Please remove the assumption in your opinion in paragraph 2 on page 2 that the shares have been paid for in accordance with the terms of their issue. It is not appropriate for counsel to assume the material facts that constitute the opinion.

Response
We have enclosed herewith the revised legal opinion of Appleby as Exhibit 5.1.

3.
Please remove the statements in the first and third paragraphs under “Disclosure” that limit the persons and entities entitled to rely on the opinion. While we do not object to the limitation on the opinion’s purpose, it is not appropriate to limit the persons who may rely on it.

Response
We have enclosed herewith the revised legal opinion of Appleby as Exhibit 5.1.

Opinion of Wang Jing & Co.

4.
Since counsel has provided a short form opinion, counsel should state that the disclosure in the prospectus constitutes its opinion, and should not merely state that the disclosure in the prospectus is “accurate in all material respects”. Similarly, the prospectus should state that the discussion constitutes counsel’s opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please see Staff Legal Bulletin No. 19, Sections III.B.2. and III.C.2.

Response
We have revised the disclosure in the F-1 Amendment No. 3. Please see page 95 and 96 in the redline version.

We have also enclosed herewith the revised legal opinion from Wang Jing & Co. as Exhibit 8.2.

As our former CFO Mr. Zhang Chang Dong has left us for personal reasons, we have appointed Mr. Wu Xin Hui as our Interim Chief Financial Officer with no fixed term. We have revised our disclosure in the F-1 Amendment No. 3 accordingly. Please see page 15, 57, 72, 74, 75, 80 and 83 in the redline version.

We have also enclosed our employment contract with Mr. Wu Xin Hui as our interim chief financial officer as Exhibit10.2 to our registration statement.

We noticed that your previous Staff comment letters were addressed to Mr. Hong. Please kindly note that the CEO Mr. Wong Sui Hong’s last name is Wong.

Please contact me at 86.158.5276.9058 if you have any questions regarding our response.

Sincerely,

Maxclean Holding Ltd.

By:/s/ WONG, Siuhong
WONG, Siuhong
Chief Executive Officer